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                            August 24, 2020

       Trevor Bezdek
       Co-Chief Executive Officer
       GoodRx Holdings, Inc.
       233 Wilshire Blvd., Suite 990
       Santa Monica, CA 90401

                                                        Re: GoodRx Holdings,
Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted August
10, 2020
                                                            CIK: 0001809519

       Dear Mr. Bezdek:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 29, 2020 letter.

       Draft Registration Statement on Form S-1 Amendment filed on August 10, 2020.

       Risk Factors
       "We rely on a limited number of industry participants", page 23

   1. We note your response to prior comment 3 regarding your relationship with your three largest PBM partners.
Please provide a description of your individual agreements
                                                        with Navitus, MedImpact
and Optum to the extent that they are materially different from the general description
of PBM contracts that you provide on pages 23 and 24. For
                                                        example, discuss
whether the agreements with the three PBM partners have minimum requirements. As a
further example, discuss the term of the agreements and any
                                                        termination provisions.
 Trevor Bezdek
FirstName LastNameTrevor Bezdek
GoodRx Holdings,  Inc.
Comapany
August 24, NameGoodRx
           2020        Holdings, Inc.
August
Page 2 24, 2020 Page 2
FirstName LastName
Key Financial and Operating Metrics, page 80

2. Please revise your disclosure to include a discussion of how you calculate Monthly Active
         Users as explained in your response in prior comment 6.
Principal Stockholders, page 149

3. We note your response to prior comment 13. Please revise your disclosure to identify the members of the board of directors of Idea Men, LLC and clarify that no individual member exercises voting or dispositive control over the company's shares.
2. Summary of Significant Accounting Policies
Accounts Receivable and Allowance for Doubtful Accounts, page F-9

4. We note your response to comment 15. We also note on page F-12 that you bill the PBMs in arrears based on PBM reports as of the previous month. It appears the amount of consideration to which you are entitled is conditioned on the actual number of prescriptions at a prescription level or the volume of prescription fills each month per
         PBM reports, and not on your estimate (for revenue recognition purposes) using the expected value method based on historical experience of the number of prescriptions filled, ineligible fills and applicable rates. Accordingly, please separately report the amount that you estimate as a contract asset apart from accounts receivable. Refer to the definition of contract asset in the ASC 606 glossary and the guidance in ASC 606-10-45-
         3.
15. Stock-based Compensation
Bonus expense for options, page F-29

5. We note your response to comment 16. Please disclose the dividend equivalent rights to which certain stock awards may be entitled, including forfeitable rights if any, and your policy for estimating expected forfeitures or recognizing forfeitures as they occur.
         Refer to ASC 718-10-50-2(m).

         Absent such rights, please disclose if the payment of cash bonuses to vested option holders resulted in a modification of your stock option plan. Refer to ASC 718-10-50-
         2(h)(2).
8. Stock-based Compensation
Stock Options, page F-45

6. We note your disclosure on page F-41 that stock-based compensation cost for awards that contain market vesting conditions is recognized on a graded vesting basis over the requisite service period, even if the market condition is not satisfied. Nevertheless, it appears that from your disclosure for options with both performance and market conditions, no expense has been recognized as the accompanying performance condition is not probable of occurring for accounting purposes as of June 30, 2020. Please tell us
 Trevor Bezdek
GoodRx Holdings, Inc.
August 24, 2020
Page 3
      how you considered the guidance in in ASC 718-10-25-21 and ASC 718-10-55-63 in evaluating such stock options with both market and performance conditions for the purpose of recognizing stock compensation costs.
        You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Jan Woo, Legal branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,
FirstName LastNameTrevor Bezdek
                                                          Division of
Corporation Finance
Comapany NameGoodRx Holdings, Inc.
                                                          Office of Technology
August 24, 2020 Page 3
cc:       Benjamin J. Cohen
FirstName LastName